EXHIBIT 21

VERDE RESOURCES, INC.

As of June 30, 2022, the Company has the following subsidiaries:-

Company name	Place of incorporation	Principal activities and place of operation	Effective interest held

Gold Billion Global Limited (“GBL”)	British Virgin Islands	Investment holding	100%

Verde Resources (Malaysia) Sdn Bhd	Malaysia	Provision of consultation service and distribution of renewable agricultural commodities	100%

Verde Renewables, Inc. (“VRI”)	State of Missouri, U.S.A.	Management of a processing and packaging facility	100%

Verde Life Inc. (“VLI”)	State of Oregon, U.S.A.	Distribution of THC-free cannabinoid (CBD) products	100%

Champark Sdn Bhd	Malaysia		100%

The Wision Project Sdn Bhd	Malaysia		100%

Verde Estates LLC (“VEL”)	State of Missouri, U.S.A.	Holding real property	100%